SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Ginah Yun
Name:	Ginah Yun
Title:	Director

KT 2020 Earnings ReleaseKT 2020 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan st 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan st 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 32 Financial Highlights 3 Business Overview 4 Appendix 3

1 # 2020 Highlights

Financial
(unit: KRW)

Earnings growth with expansion of growth business and profitability improvement in core business

Service Revenue (Consolidated)	20.8 tr. (YoY +0.4%)	Service Revenue (KT separate)	15.1 tr. (YoY +1.0%)
Operating Profit (Consolidated)	1.18 tr. (YoY +2.1%)	Operating Profit (KT separate)	0.88 tr. (YoY +17.4%)

Business

Balanced growth in both Telco and Non-Telco businesses, Transforming business structure for future growth

KT separate
Service revenue up over KRW 15tr.

- √ AI/DX grew 11.8% over year
- √ IPTV grew 7.7% over year
- √ Mobile service grew 2.3%* over year

(*Adjusted Membership point accountings)

Group restructuring & Strategic investment

- √ K bank capital increase
- √ Hyundai HCN acquisition
- √ KTH-KT mhows merger

Shareholder

Share buyback with strong confidence to improve corporate value & 50% Payout ratio

FY2020 DPS	KRW 1,350 (YoY +22.7%)	Share Buyback	KRW 300 bn.

4

2 2021 Management Plan The year of transforming into Digico(Digital Platform Company) from Telco Cash Cow B2B biz Platform biz Enhancing Profitability Growth Acceleration Establishing Growth Basis 1 DX Acceleration based on Restructuring group portfolio High value subs base expansion 2 ABC capabilities Efficient cost execution Nurturing platform business Focus on Digital New Deal capabilities 52 2021 Management Plan The year of transforming into Digico(Digital Platform Company) from Telco Cash Cow B2B biz Platform biz Enhancing Profitability Growth Acceleration Establishing Growth Basis 1 DX Acceleration based on Restructuring group portfolio High value subs base expansion 2 ABC capabilities Efficient cost execution Nurturing platform business Focus on Digital New Deal capabilities 5

3 2021 Guidance Focusing on service revenue growth via transforming into ‘Digico’ (Unit: KRW tr) (Unit: KRW tr) 25 +α 4% growth 24.3 15.1 23.9 14.9 2019 2020 2019 2020 2021(E) 2021(E) 63 2021 Guidance Focusing on service revenue growth via transforming into ‘Digico’ (Unit: KRW tr) (Unit: KRW tr) 25 +α 4% growth 24.3 15.1 23.9 14.9 2019 2020 2019 2020 2021(E) 2021(E) 6

1 KT Change Story 2 Financial Highlights 3 Business Overview 4 Appendix 71 KT Change Story 2 Financial Highlights 3 Business Overview 4 Appendix 7

K-IFRS / Consolidated

1 Income Statement

- Service revenue increased YoY, whereas total revenue down -1.7% YoY due to decrease in Handset sales and Finance/Real estate revenues
- Total Operating income up +2.1% YoY with efficient cost spending

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
Operating Revenue	6,195.5	6,001.2	6,207.3	3.4%	0.2%	24,342.0	23,916.7	-1.7%
Service Revenue	5,289.8	5,240.0	5,302.5	1.2%	0.2%	20,770.0	20,846.1	0.4%
Handset Revenue	905.7	761.2	904.7	18.9%	-0.1%	3,572.0	3,070.5	-14.0%
Operating Expense	6,038.7	5,708.8	6,040.5	5.8%	0.0%	23,182.5	22,732.6	-1.9%
Operating Income	156.7	292.4	166.8	-42.9%	6.4%	1,159.5	1,184.1	2.1%
Margin	2.5%	4.9%	2.7%	-2.2%p	0.2%p	4.8%	5.0%	0.2%p
Margin*	3.0%	5.6%	3.1%	-2.5%p	0.1%p	5.6%	5.7%	0.1%p
Non-op. Income/Loss	-132.0	22.0	-181.1	Turn Red	Deficit Increased	-183.3	-209.0	Deficit Increased
Income before taxes	24.7	314.3	-14.3	Turn Red	Turn Red	976.2	975.1	-0.1%
Net Income	-10.2	230.1	39.1	-83.0%	Turn Black	665.9	703.4	5.6%
Margin	-0.2%	3.8%	0.6%	-3.2%p	0.8%p	2.7%	2.9%	0.2%p
EBITDA	1,078.4	1,197.1	1,072.8	-10.4%	-0.5%	4,789.1	4,818.4	0.6%
Margin	17.4%	19.9%	17.3%	-2.6%p	-0.1%p	19.7%	20.1%	0.4%p

※ OP Margin* = Operating Income/Service Revenue

8

K-IFRS / Consolidated

2 Operating Expenses

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
Operating Expenses	**6,038.7**	**5,708.8**	**6,040.5**	**5.8%**	**0.0%**	**23,182.5**	**22,732.6**	**-1.9%**
Labor Cost	1,001.8	1,082.3	1,053.8	-2.6%	5.2%	3,951.1	4,123.7	4.4%
General Expense	2,571.2	2,386.9	2,435.4	2.0%	-5.3%	9,791.1	9,425.1	-3.7%
- Depreciation	921.6	904.8	906.0	0.1%	-1.7%	3,629.5	3,634.3	0.1%
Cost of Service Provided	798.9	823.9	860.6	4.5%	7.7%	2,955.3	3,276.7	10.9%
Selling Expense	499.5	614.3	682.6	11.1%	36.6%	2,277.9	2,435.8	6.9%
Cost of Handset sold	1,167.3	801.4	1,008.1	25.8%	-13.6%	4,207.1	3,471.2	-17.5%

· Selling Expense (KT Separate)

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
Selling Expense	566.0	641.9	686.3	6.9%	21.3%	2,379.6	2,523.0	6.0%

9

K-IFRS / Consolidated

3 Financial Position

(Unit: KRW bn)

	4Q 19	3Q 20	4Q 20	QoQ	YoY
Assets	**34,540.1**	**35,860.5**	**33,662.3**	**-6.1%**	**-2.5%**
Cash & Cash Equivalents	2,305.9	2,990.9	2,634.6	-11.9%	14.3%
Liabilities	**19,356.6**	**20,204.0**	**18,110.9**	**-10.4%**	**-6.4%**
Borrowings	7,298.9	7,850.9	7,316.1	-6.8%	0.2%
Equity	**15,183.5**	**15,656.5**	**15,551.4**	**-0.7%**	**2.4%**
Capital Stock	1,564.5	1,564.5	1,564.5	0.0%	0.0%
Net Debt	**4,993.0**	**4,860.0**	**4,681.5**	**-3.7%**	**-6.2%**
Debt / Equity	127.5%	129.0%	116.5%	-12.5%p	-11.0%p
Net Debt / Equity	32.9%	31.0%	30.1%	-0.9%p	-2.8%p


Debt/Equity
Net Debt/Equity
125.6%
123.1%
121.0%
127.5%
116.5%
121.2%
129.0%
116.5%
27.3%
26.7%
28.1%
32.9%
37.6%
32.8%
31.0%
30.1%
1Q 19
2Q 19
3Q 19
4Q 19
1Q 20
2Q 20
3Q 20
4Q 20

10

K-IFRS / Separate 4 CAPEX • CAPEX total 2.87 trillion won executed in 2020 - Access Network 1,592.6bn, Backbone Network 531.8bn, B2B communications 418.7bn, others 328.9bn (Unit: KRW bn) Access Network Backbone Network 3,711 B2B Others 3,313 3,257 2,872 2,514 2,397 2,359 2,475 2,250 1,870 1,977 2,199 1,593 1,362 1,133 1,316 1,196 1,035 466 532 476 452 428 241 408 492 497 448 261 419 394 517 367 362 298 736 305 499 330 329 258 259 284 227 189 2012 2013 2014 2015 2016 2017 2018 2019 2020 11K-IFRS / Separate 4 CAPEX • CAPEX total 2.87 trillion won executed in 2020 - Access Network 1,592.6bn, Backbone Network 531.8bn, B2B communications 418.7bn, others 328.9bn (Unit: KRW bn) Access Network Backbone Network 3,711 B2B Others 3,313 3,257 2,872 2,514 2,397 2,359 2,475 2,250 1,870 1,977 2,199 1,593 1,362 1,133 1,316 1,196 1,035 466 532 476 452 428 241 408 492 497 448 261 419 394 517 367 362 298 736 305 499 330 329 258 259 284 227 189 2012 2013 2014 2015 2016 2017 2018 2019 2020 11

1 KT Change Story 2 Financial Highlights 3 Business Overview 4 Appendix 121 KT Change Story 2 Financial Highlights 3 Business Overview 4 Appendix 12

K-IFRS / Separate

1 KT - Wireless

· Wireless service revenue up +1.6% YoY with 5G subscribers growth

· Total number of 5G subscribers recorded 3.62 million(25% of Handset subscribers)

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
Wireless	1,705.4	1,742.1	1,733.4	-0.5%	1.6%	6,847.1	6,933.8	1.3%
Service	1,607.1	1,636.2	1,658.5	1.4%	3.2%	6,442.7	6,542.7	1.6%
Interconnection	98.3	105.9	74.9	-29.3%	-23.8%	404.4	391.1	-3.3%

Subscribers

(Unit: Thousands)


21,333
21,549
21,771
21,922
21,976
22,133
22,333
22,305
419
1,055
1,419
1,778
2,237
2,812
3,617
14,049
14,090 (5G incl.)
14,124 (5G incl.)
14,165 (5G incl.)
14,231 (5G incl.)
14,291 (5G incl.)
14,324 (5G incl.)
14,335 (5G incl.)
3,529
3,691
3,856
3,985
4,100
4,325
4,517
3,054
3,755
3,768
3,792
3,772
3,645
3,517
3,492
4,917
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
5G
Handset
2nd Device/IoT
MVNO

13

K-IFRS / Separate

2 KT - Fixed Line/IPTV

· Telephony revenue down -7.3% YoY and Broadband revenue maintained last year's level despite interconnection rates decrease

· IPTV revenue up +7.7% YoY with consistent subs growth and platform revenue growth

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
Telephony	382.5	369.2	351.5	-4.8%	-8.1%	1,580.5	1,465.5	-7.3%
Broadband	498.8	498.7	503.3	0.9%	0.9%	2,002.1	2,001.2	0.0%
IPTV	410.2	459.3	438.6	-4.5%	6.9%	1,599.5	1,723.2	7.7%

Broadband Subscriber

(Unit: Thousands)


8,782
8,849
8,904
8,962
8,962
9,043
9,130
9,171
57.6%
59.0%
60.1%
61.0%
62.1%
62.9%
63.4%
64.1%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Subscribers
% of GiGA

IPTV Subscriber

(Unit: Thousands)


7,966
8,113
8,229
8,351
8,422
8,559
8,687
8,763
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,588,574 in 1H 2020 (6 month average)

14

K-IFRS / Separate

3 KT - B2B and others

· B2B revenue up +2.0% YoY with increasing demands in IDC business and Cloud business expansion

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
B2B	725.9	690.3	707.9	2.5%	-2.5%	2,719.1	2,774.0	2.0%
Corporate Fixed Line	268.9	266.9	266.8	0.0%	-0.8%	1,064.3	1,068.7	0.4%
Corporate IT/Solution	316.2	288.7	302.1	4.6%	-4.5%	1,162.1	1,154.7	-0.6%
AI/DX	140.8	134.7	138.9	3.1%	-1.4%	492.7	550.7	11.8%
Real estate	45.6	45.4	50.8	12.0%	11.4%	182.7	185.2	1.4%
Handset revenue	837.8	715.5	804.5	12.4%	-4.0%	3,273.7	2,796.5	-14.6%

AI/DX revenue

(Unit: KRW bn)



CAGR +15.1%
361.1
404.0
492.7
550.7
2017
2018
2019
2020

B2B business breakdown

Corp. Lines	Line lease, Kornet
Corp. IT/Solution	SI, Global ICT, Energy, Video security, etc.
AI/DX	IDC, Cloud, bizmeka, AI Platform, Block chain, Smart mobility, etc.

15

K-IFRS / consolidated(each subsidiary)

4 Major subsidiaries

- BC card and KT Estate revenues down -4.2% and -24.9% YoY, respectively, due to COVID-19 causing slump in credit cards and rental business
- Contents subsidiaries revenue up +9.6% YoY with volume growth in both music distribution and T-Commerce

Subsidiaries Revenue

(Unit: KRW bn)

	4Q19	3Q20	4Q20	QoQ	YoY	2019	2020	YoY
BC card	921.4	863.4	856.4	-0.8%	-7.1%	3,536.5	3,386.4	-4.2%
Skylife	167.4	176.6	176.5	-0.1%	5.4%	694.6	698.7	0.6%
Contents subsidiaries	189.1	194.0	218.1	12.4%	15.3%	704.2	772.0	9.6%
KT estate	129.8	76.2	77.2	1.3%	-40.6%	485.3	364.4	-24.9%

※ "Storywiz," specialized in web fiction/web cartoon contents, included in Contents subsidiaries since 2Q 2020

※ KT estate : Revenue decreased about KRW 46 bn due to transferring of FM(facility management) unit to KT Telecop in August 2020.

OP contribution by subsidiaries in total

(Unit: KRW bn)



105.6
97.1
114.7
94.4
83.5
89.1
85.6
47.7
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

16

1 KT Change Story 2 Financial Highlights 3 Business Overview 4 Appendix 171 KT Change Story 2 Financial Highlights 3 Business Overview 4 Appendix 17

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 19	2Q 19	3Q 19	4Q 19	2019	1Q 20	2Q 20	3Q 20	4Q 20	2020
Operating revenue	5,834.4	6,098.5	6,213.7	6,195.5	24,342.0	5,831.7	5,876.5	6,001.2	6,207.3	23,916.7
Service revenue	5,055.5	5,225.2	5,199.6	5,289.8	20,770.0	5,107.0	5,196.6	5,240.0	5,302.5	20,846.1
Handset revenue	778.9	873.3	1,014.1	905.7	3,572.0	724.7	679.9	761.2	904.7	3,070.5
Operating expense	5,432.3	5,810.3	5,901.2	6,038.7	23,182.5	5,448.6	5,534.7	5,708.8	6,040.5	22,732.6
Service expense	4,568.7	4,791.0	4,744.3	4,871.4	18,975.4	4,574.2	4,747.4	4,907.4	5,032.4	19,261.4
Labor cost	983.8	1,006.1	959.4	1,001.8	3,951.1	1,003.9	983.7	1,082.3	1,053.8	4,123.7
General expense	2,327.1	2,459.3	2,433.5	2,571.2	9,791.1	2,259.5	2,343.3	2,386.9	2,435.4	9,425.1
Cost of svc provided	685.6	711.7	759.1	798.9	2,955.3	759.2	833.0	823.9	860.6	3,276.7
Selling expense	572.2	613.9	592.3	499.5	2,277.9	551.6	587.4	614.3	682.6	2,435.8
Cost of device sold	863.6	1,019.3	1,156.9	1,167.3	4,207.1	874.4	787.3	801.4	1,008.1	3,471.2
Operating income	402.1	288.2	312.5	156.7	1,159.5	383.1	341.8	292.4	166.8	1,184.1
N-OP income (loss)	-4.4	-4.7	-42.2	-132.0	-183.3	-15.9	-34.0	22.0	-181.1	-209.0
N-OP income	181.5	199.2	208.4	94.7	683.8	290.5	85.3	157.5	306.5	839.9
N-OP expense	186.5	199.1	252.3	225.9	863.8	302.9	114.5	140.4	509.1	1,067.0
Equity Method (G/L)	0.7	-4.8	1.7	-0.9	-3.3	-3.5	-4.8	4.9	21.5	18.0
Income bf tax	397.7	283.5	270.3	24.7	976.2	367.2	307.9	314.3	-14.3	975.1
Income tax	138.0	80.5	57.0	34.9	310.3	140.6	100.3	84.2	-53.4	271.7
Net income	259.8	203.0	213.3	-10.2	665.9	226.6	207.6	230.1	39.1	703.4
NI contribution to KT	231.1	173.9	189.7	21.0	615.8	208.3	176.6	203.4	69.7	658.0
EBITDA	1,309.5	1,191.3	1,209.8	1,078.4	4,789.1	1,295.8	1,252.6	1,197.1	1,072.8	4,818.4
EBITDA Margin	22.4%	19.5%	19.5%	17.4%	19.7%	22.2%	21.3%	19.9%	17.3%	20.1%

KT Separate	1Q 19	2Q 19	3Q 19	4Q 19	2019	1Q 20	2Q 20	3Q 20	4Q 20	2020
Operating revenue	4,334.3	4,558.5	4,705.7	4,606.2	18,204.7	4,429.1	4,339.6	4,520.5	4,590.0	17,879.2
Service revenue	3,645.4	3,751.3	3,765.9	3,768.5	14,931.0	3,749.0	3,743.2	3,805.0	3,785.5	15,082.8
Handset revenue	688.9	807.3	939.8	837.8	3,273.7	680.1	596.4	715.5	804.5	2,796.5
Operating expense	4,037.8	4,367.4	4,508.0	4,543.8	17,457.0	4,129.5	4,086.9	4,313.7	4,470.9	17,001.0
Service expense	3,325.3	3,493.6	3,504.9	3,543.2	13,867.0	3,368.7	3,444.5	3,571.2	3,605.2	13,989.7
Labor cost	543.6	573.7	528.5	537.5	2,183.2	555.1	535.4	629.2	548.1	2,267.8
General expense	1,595.7	1,671.8	1,690.7	1,791.8	6,749.9	1,613.2	1,656.0	1,692.1	1,756.3	6,717.7
Cost of svc provided	588.1	618.4	649.0	688.2	2,543.6	609.0	617.6	592.6	592.9	2,412.1
Selling expense	598.0	629.7	636.7	525.7	2,390.2	591.4	635.5	657.3	707.9	2,592.1
Cost of device sold	712.5	873.8	1,003.1	1,000.6	3,590.1	760.8	642.4	742.5	865.7	3,011.5
Operating income	296.4	191.1	197.7	62.4	747.7	299.6	252.7	206.8	119.1	878.2
N-OP income (loss)	100.7	-1.8	-99.5	-124.0	-124.5	134.2	-28.0	14.5	-185.6	-64.9
N-OP income	271.7	179.4	195.2	60.1	706.4	389.0	82.2	95.3	282.7	849.2
N-OP expense	170.9	181.2	294.7	184.1	830.9	254.8	110.2	80.8	468.4	914.1
Income bf tax	397.2	189.4	98.2	-61.5	623.2	433.8	224.7	221.3	- 66.5	813.3
Income tax	104.5	49.7	25.8	14.8	194.8	113.8	58.9	58.1	- 83.0	147.8
Net income	292.6	139.7	72.4	-76.3	428.4	320.0	165.8	163.2	16.5	665.5
EBITDA	1,108.1	997.7	999.3	871.7	3,976.9	1,113.5	1,063.3	1,010.0	925.3	4,112.1
EBITDA Margin	25.6%	21.9%	21.2%	18.9%	21.8%	25.1%	24.5%	22.3%	20.2%	23.0%

18

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	4Q 20
Assets	**33,247.8**	**33,469.4**	**33,661.3**	**34,540.1**	**32,631.0**	**34,003.4**	**35,860.5**	**33,662.3**
Current assets	**12,396.1**	**11,818.3**	**11,716.7**	**12,020.3**	**10,887.2**	**12,480.5**	**14,215.2**	**11,154.2**
Cash & cash equi.	2,765.0	2,250.1	2,128.4	2,305.9	1,627.1	2,942.2	2,990.9	2,634.6
Trade & other rec	4,129.5	4,364.8	4,108.2	4,177.6	4,121.3	4,159.9	4,272.5	3,840.2
Inventories	646.4	607.6	636.2	665.5	634.7	640.6	851.9	534.6
Other current asset	4,855.2	4,595.7	4,843.9	4,871.2	4,504.1	4,737.8	6,099.9	4,144.7
- Prepaid_Contract cost	1,106.3	1,165.2	1,318.5	1,389.5	1,362.5	1,378.4	1,379.9	1,345.7
- Contract assets	330.9	377.8	430.6	409.8	393.7	391.2	382.9	392.3
Non-current assets	**20,851.8**	**21,651.1**	**21,944.6**	**22,519.8**	**21,743.8**	**21,522.9**	**21,645.3**	**22,508.2**
Trade & other rec	690.4	867.9	943.6	991.9	996.7	1,123.4	1,060.6	1,128.3
Tangible assets	12,811.1	13,192.8	13,349.7	13,785.3	13,497.4	13,454.5	13,773.5	14,206.1
Other current assets	7,350.3	7,590.4	7,651.3	7,742.6	7,249.7	6,945.0	6,811.2	7,173.7
- Prepaid_Contract cost	364.4	403.5	460.3	459.8	461.3	456.9	466.4	458.2
- Contract assets	94.1	111.3	126.5	147.3	147.2	161.6	176.5	194.2
Liabilities	**18,509.4**	**18,464.8**	**18,430.1**	**19,356.6**	**17,559.4**	**18,629.6**	**20,204.0**	**18,110.9**
Current liabilities	**9,926.8**	**9,908.1**	**9,973.8**	**10,184.6**	**9,171.5**	**9,894.9**	**11,479.1**	**9,192.5**
Trade & other payables	7,264.0	7,980.9	7,709.7	7,597.5	6,524.1	6,601.7	8,255.6	6,210.1
Short-term borrowings	1,149.0	583.6	915.7	1,185.7	1,271.3	1,652.3	1,546.0	1,418.1
Others	1,513.8	1,343.6	1,348.4	1,401.4	1,376.2	1,640.9	1,677.5	1,564.3
- Contract liabilities	302.9	304.4	304.1	313.6	314.6	315.5	316.3	327.1
Non-current liabilities	**8,582.5**	**8,556.7**	**8,456.4**	**9,171.9**	**8,387.9**	**8,734.7**	**8,724.9**	**8,918.4**
Trade & other payables	1,132.7	1,110.0	1,125.6	1,082.2	801.7	811.1	810.0	807.5
Long-term borrowings	5,641.1	5,673.2	5,492.6	6,113.1	6,015.6	6,335.3	6,304.9	5,898.0
Others	1,808.7	1,773.5	1,838.2	1,976.5	1,570.6	1,588.3	1,610.0	2,212.9
- Contract liabilities	44.3	42.7	45.0	52.0	58.5	51.5	52.2	57.1
Equity	**14,738.5**	**15,004.6**	**15,231.1**	**15,183.5**	**15,071.6**	**15,373.8**	**15,656.5**	**15,551.4**
Retained earnings	11,269.5	11,438.9	11,627.4	11,633.8	11,575.1	11,936.1	12,139.8	12,155.4

KT Separate	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	4Q 20
Assets	**26,837.7**	**26,959.8**	**27,076.4**	**28,212.7**	**27,069.1**	**27,578.0**	**28,185.5**	**28,027.9**
Current assets	**7,307.3**	**7,052.4**	**6,961.4**	**7,235.2**	**6,884.5**	**7,451.4**	**8,102.4**	7,155.7
Cash & cash equi.	1,750.1	1,394.9	1,189.2	1,328.4	754.1	1,422.1	1,911.6	1,541.2
Trade & other rec	3,357.8	3,451.0	3,300.9	3,231.0	3,490.2	3,372.7	3,473.7	3,127.0
Inventories	446.4	404.8	437.6	477.1	439.4	459.5	649.4	353.3
Other current asset	1,753.1	1,801.7	2,033.7	2,198.7	2,200.8	2,197.1	2,067.7	2,134.2
- Prepaid_Contract cost	1,134.5	1,210.6	1,368.1	1,432.1	1,408.2	1,431.6	1,432.8	1,406.9
- Contract assets	300.2	339.1	384.4	382.2	359.2	349.7	338.2	343.4
Non-current assets	**19,530.4**	**19,907.4**	**20,115.0**	**20,977.4**	**20,184.6**	**20,126.6**	**20,083.1**	**20,872.2**
Trade & other rec	641.7	806.4	888.0	1,063.4	954.4	1,063.8	1,001.3	1,080.3
Tangible assets	10,656.7	10,914.5	11,092.4	11,448.0	11,284.6	11,250.6	11,502.2	11,999.7
Other current assets	8,232.0	8,186.5	8,134.5	8,466.0	7,945.6	7,812.2	7,579.6	7,792.2
- Prepaid_Contract cost	351.4	398.9	457.0	444.2	448.8	446.0	454.7	454.8
- Contract assets	84.0	101.4	112.5	95.8	93.6	98.6	106.5	118.8
Liabilities	**14,099.7**	**14,076.5**	**14,122.0**	**15,319.4**	**14,133.3**	**14,466.5**	**14,877.7**	**14,824.4**
Current liabilities	**6,283.8**	**6,238.7**	**6,471.1**	**6,801.3**	**6,486.4**	**6,562.1**	**6,980.9**	**6,608.0**
Trade & other payables	4,472.4	5,118.4	5,006.4	5,062.3	4,560.1	4,130.9	4,613.6	4,568.4
Short-term borrowings	948.5	380.4	744.7	1,052.5	1,168.5	1,539.3	1,381.4	1,228.8
Others	862.9	739.9	720.0	686.5	757.8	891.9	985.9	810.8
- Contract liabilities	302.1	306.7	304.2	314.5	316.7	316.0	319.7	316.8
Non-current liabilities	**7,815.9**	**7,837.8**	**7,650.9**	**8,518.1**	**7,646.9**	**7,904.4**	**7,896.8**	**8,216.4**
Trade & other payables	1,524.9	1,476.1	1,454.2	1,817.1	1,061.2	1,051.7	996.8	1,512.9
Long-term borrowings	5,502.7	5,549.0	5,371.1	5,975.5	5,854.5	6,082.7	6,080.7	5,717.0
Others	788.3	812.6	825.6	725.5	731.2	770.0	819.3	986.5
- Contract liabilities	41.4	40.1	42.4	49.1	55.5	49.9	50.9	54.6
Equity	**12,738.0**	**12,883.3**	**12,954.3**	**12,893.3**	**12,935.8**	**13,111.5**	**13,307.8**	**13,203.5**
Retained earnings	10,741.7	10,880.2	10,952.9	10,866.6	10,919.6	11,084.8	11,249.0	11,233.7

19

K-IFRS / Separate

3 Subscribers

Wireless	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	4Q 20	QoQ	YoY
Subscribers (Unit: Thousands)[1]										
Total	21,333	21,549	21,771	21,922	21,976	22,133	22,333	22,305	-0.1%	1.7%
Net additions	213	216	222	150	55	157	200	-28	N/A	N/A
Gross additions	1,181	1,133	1,077	1,067	938	1,030	1,033	999	-3.3%	-6.4%
Deactivation[2]	968	917	855	917	884	873	833	1,026	23.2%	12.0%
Churn rate	1.5%	1.4%	1.3%	1.4%	1.3%	1.3%	1.2%	1.5%	0.3%p	0.1%p
LTE	17,393	17,383	17,169	17,153	17,035	16,954	16,774	16,174	-3.6%	-5.7%
5G		419	1,055	1,419	1,779	2,237	2,813	3,619	28.7%	155.0%
LTE+5G Penetration rate	81.5%	82.6%	83.7%	84.7%	85.6%	86.7%	87.7%	88.7%	1.0%p	4.0%p
ARPU (KRW)[3]	31,490	31,727	31,906	31,341	31,773	31,393	31,620	31,946	1.0%	1.9%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	4Q 20	QoQ	YoY
Subscribers (Unit: Thousands)										
Telephony	14,830	14,554	14,386	14,185	14,033	13,863	13,732	13,582	-1.1%	-4.2%
PSTN	11,489	11,343	11,192	11,052	10,898	10,736	10,594	10,449	-1.4%	-5.5%
VoIP	3,340	3,211	3,194	3,133	3,135	3,127	3,138	3,133	-0.1%	0.0%
Broadband	8,782	8,849	8,904	8,962	8,962	9,043	9,130	9,171	0.5%	2.3%
IPTV (OTV+OTS)	7,966	8,113	8,229	8,351	8,422	8,559	8,687	8,763	0.9%	4.9%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,588,574 in 1H 2020 (6 month average)

20